Exhibit 2

Buenos Aires, April 26, 2013

Messrs.
NATIONAL SECURITIES COMMISSION
25 de Mayo 175
Subgerencia de Emisoras

Messrs.
BUENOS AIRES STOCK EXCHANGE
Sarmiento 299

Re: Relevant Fact (Hecho Relevante). Communication of the resolutions adopted in the general ordinary and extraordinary shareholders’ meeting.

Dear Sirs:

I hereby inform you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) of the resolutions approved on April 25, 2013, by the general ordinary and extraordinary shareholders’ meeting with respect to the eleventh item of the Agenda: (11) Consideration of the mandatory capital stock reduction pursuant to the terms of Section 206 of Corporations Law No. 19,550. Reduction in the number of shares, maintaining the proportionality of the holdings (for the consideration of this point the meeting will be held as an extraordinary meeting). The Meeting unanimously resolved as follows:

(i) The Company’s losses will be offset against the following line items: share premium (prima de emisión), capital stock adjustment and capital stock, in accordance with the rules of the National Securities Commission (Comisión Nacional de Valores). The losses shall be offset against the totality of the following line items: share premium (prima de emisión) and capital stock adjustment (ajuste sobre el capital social), plus 10% of the capital stock. A detailed chart explaining the procedure was distributed to the people attending the meeting.

(ii) Adjust the current capital structure by carrying out a mandatory capital stock reduction pursuant to the terms of Section 206 of Corporations Law. The reduction in the number of shares will maintain the proportionality of the holdings of each class of shares. As a consequence, the new capital stock of the Company would amount to Ps.815,809,590, reducing thereby the capital stock from Ps.906,455,100 to Ps.815,809,590, where Class A shares would be reduced from Ps.462,292,111 to Ps.416,062,899.9, Class B shares would be reduced from Ps.442,210,385 to Ps.397,989,346.5, and Class C shares would be reduced from Ps.1,952,604 to Ps.1,757,343.6. Taking into consideration that the nominal value of the shares amounts to one (1) Peso, it corresponds to round the amount of shares that correspond to each class, by completing, taking both figures, the highest fractional amount. As a result of the stock reduction, the number of shares owned by each of the shareholders of the Company shall be reduced, and thus, the fractional amount of shares that correspond to each shareholder shall be completed with the shares owned by the Company and registered with Caja de Valores S.A., and the shareholders that would lose their status as shareholder  shall receive at least one (1) share in order to maintain said status.

(iii) Delegate to the board of directors and the persons whom the board shall appoint the following issues: (a) determining the definitive terms and conditions of the capital stock reduction, taking into consideration the observations to be made by the National Securities Commission and the Buenos Aires Stock Exchange, (b) determining the procedure and quantity of shares to be delivered by the Company in exchange for the fractional units resulting from the capital stock reduction, (c) undertaking all necessary actions to implement the corresponding payments and/or delivery of shares pursuant to the capital stock reduction, and (d) undertaking any further necessary or convenient action, with the capacity to modify any of the resolutions adopted herein.

Yours sincerely,

Victor A. Ruiz
Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5507 – Fax: 4346-5327

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